July 18, 2019

Hajime Uba
Chairman and Chief Executive Officer
Kura Sushi USA, Inc.
17932 Sky Park Circle, Suite H
Irvine, CA 92614

       Re: Kura Sushi USA, Inc.
           Amendment No.1 to
           Registration Statement on Form S-1
           Filed July 16, 2019
           File No. 333-232551

Dear Mr. Uba:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 11, 2019 letter.

Amended Form S-1 filed July 16, 2019

General

1. We note that the forum selection provisions in Article 12 of your Amended and Restated
       Certificate of Incorporation and Article 9 of your Amended and Restated Bylaws identify the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Describe the provisions in your prospectus, including the relevant forum for litigation and any savings clause or subject matter jurisdiction carve out. Clearly describe any risks or other impacts on investors. Risks may include, but are not limited to, increased costs to bring a claim and that these provisions can discourage claims or limit investors' ability to bring a claim in a judicial
 Hajime Uba
Kura Sushi USA, Inc.
July 18, 2019
Page 2
      forum that they find favorable. Please disclose whether these provisions apply to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provisions apply to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provisions and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If these provisions do not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provisions in the governing documents state this clearly, or tell us how you will inform investors in future filings that the provisions do not apply to any actions arising under the Securities Act or Exchange Act.
       You may contact Beverly Singleton, Staff Accountant, at (202) 551-3328 or Doug Jones,
Staff Accountant, at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams, Attorney-Advisor, at (202)
551-3217 or John Dana Brown, Attorney-Advisor, at (202) 551-3859 with any other questions.



                                                            Sincerely,
FirstName LastNameHajime Uba
                                                            Division of
Corporation Finance
Comapany NameKura Sushi USA, Inc.
                                                            Office of
Transportation and Leisure
July 18, 2019 Page 2
cc:       Aaron Seamon, Esq.
FirstName LastName